DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Damon M. McLean damon.mclean@dlapiper.com T 919.786.2011 F 919.786.2211

July 30, 2009

VIA COURIER AND EDGAR

Ms. Erin Martin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:                           Cornerstone Growth & Income REIT, Inc.

Post-Effective Amendment No. 4 to Form S-11

Commission File No. 333-139704

Dear Ms. Martin:

On behalf of Cornerstone Growth & Income REIT, Inc. (the “Company”) we acknowledge receipt of the Staff’s verbal comments regarding the above-referenced filing.  On behalf of the Company, we respond to the comments of the Staff as set forth below.

1.  By prospectus supplement, please additionally disclose selected financial data for the Company.

Response:  At the staff’s request, as soon as practicable following the effectiveness of post-effective amendment No. 4, the Company will file prospectus supplement no.12 pursuant to Rule 424(b)(3) to disclose selected financial data for the Company in accordance with Item 301(a) and (b) of Regulation S-K.  The following disclosure will be included in Supplement No. 12.

Selected Financial Data

The following should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto, all of which are incorporated herein by reference to our quarterly report on Form 10-Q for the quarterly period ended March 31, 2009.

	As of	As of December 31,
	March 31, 2009	2008	2007	2006
Balance Sheet Data:
Total assets	$25,366,000	$7,972,000	$158,000	$201,000
Stockholders’ equity (deficit)	$8,268,000	$5,369,000	$(132,000)	$1,000
Total equity (deficit)(1)	$8,254,000	$5,369,000	$(5,000)	$201,000

			Period Ended December 31,
	Three months ended March 31, 2009	Three months ended March 31, 2008	2008	2007	2006 (October 16, date of inception to December 31)
Operating Data:

Revenues	$1,055,000	$—	$—	$—	$—
General and administrative expense	$360,000	$—	$875,000	$209,000	$—

Net loss	$(1,118,000)	$(197,000)	$(1,227,000)	$(206,000)	$—
Net loss attributable to common stockholders	$(1,108,000)	$(89,000)	$(1,106,000)	$(133,000)	$—
Loss per common share attributable to common stockholders, basic and diluted (1)	$(0.89)	$(890.00)	$(12.90)	$(1,330.00)	$—

Distributions declared	$238,000	$—	$185,000	$—	$—
Distributions per common share(1)	$0.19	$—	$0.06	$—	$—
Weighted average number of shares outstanding (1):
Basic and diluted	1,240,370	100	85,743	100	100

Other Data:
Cash flows provided by (used in) operating activities	$(601,000)	$(77,000)	$(1,270,000)	$(116,000)	$—
Cash flows used in investing activities	$(20,030,000)	$—	$(385,000)	$—	$—
Cash flows provided by financing activities	$17,656,000	$—	$9,019,000	$—	$201,000

(1) Includes noncontrolling interest.

(2) Net loss and dividends per share are based upon the weighted average number of shares of common stock outstanding.

2.  Please update the Company’s base prospectus in connection with filing the next post-effective amendment to the Company’s registration statement.

Response:  The Company acknowledges the Staff’s comment and will update the Company’s base prospectus in connection with filing the next post-effective amendment to its registration statement.  Unless a post-effective amendment is filed sooner, the Company will update the base prospectus in connection with filing its next post-effective amendment required in accordance with the Company’s undertakings pursuant to Section 20.D of Industry Guide 5.

We hereby request that you declare post-effective amendment no.4 effective at the earliest practicable time.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2011

Very truly yours,

/s/ Damon M. McLean

Damon M. McLean